



Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH. D.C. 185 SECTION

Our reference BB/jcd
Date 6 September, 2004

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period August 2004 and the Pricing Supplements of August/July 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

9/16

Latest News

RABOBANK INTENDS TO ACQUIRE 35% INTEREST IN POLISH AGRI BANK BGZ
03-09-2004

Rabobank Group intends to acquire a 35% interest in the Polish bank BGZ. The Supervisory Board of Rabobank Nederland gave their approval yesterday. The BGZ shareholders are expected to give the go-ahead at their Annual General Meeting on Wednesday, 9 September 2004.

BGZ, or Bank Gospodarki Zywnosciowej in full, is the leading bank for the Polish agricultural and food economy sectors. In addition, the bank is focusing increasingly on midsize and small companies, as well as on private clients. BGZ has some 300 offices. Roughly 70% of its shares are still owned by the Polish state and the remainder, around 30%, by a number of Polish cooperative banks.

The acquisition of the interest in BGZ is in line with Rabobank Group's international country banking and farm banking strategy. This involves the acquisition of smaller financial players or strategic participating interests in them. These players operate in non-urban areas of mature markets and offer expansion opportunities in the field of retail banking for farmers, midsize and small enterprises, and private individuals.

According to Bert Heemskerk, Chairman of the Executive Board of Rabobank Group, the Group intends to significantly strengthen its position in Poland over the next few years.

"We have been operating there for about 10 years. Through our branch Rabo Polska, we now account for 15% of lending to the food processing industry. With the participating interest in BGZ, we will also be able to establish a position as a retail bank for farmers, midsize and small enterprises, and private individuals. I see this intended acquisition in BGZ as the first stage in the further expansion of our interests in Poland over the next few years," says Heemskerk.

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PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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EXECUTION COPY

nv

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 938a
TRANCHE NO: 2

HUF 6,500,000,000 9.00 per cent. Notes 2004 due 5 February 2007

(to be consolidated and form a single series with the existing HUF 10,000,000,000 9.00 per cent. Notes 2004 due 5 February 2007 issued on 5 February 2004)

TD Securities

Rabobank International

Deutsche Bank

KBC Bank NV

DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am main

De Brauw Blackstone Westbroek, London

The date of this Pricing Supplement is 21 July 2004.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hungary

Each of the Managers has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell and deliver, any notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

There has been no significant adverse change in the financial or trading position of the Issuer since 31 December 2003 (being the date of the latest consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003 (being the date of the latest audited financial statements of the Group).

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	938A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 16,500,000,000
	(ii)	Tranche:	HUF 6,500,000,000
5	(i)	Issue Price:	98.875 per cent. of the Aggregate Nominal Amount of the Notes plus 169 days' accrued interest in respect of the period from and including 5 February 2004 to but excluding 23 July 2004
	(ii)	Net proceeds:	HUF 6,607,622,950.82 (excluding any agreed expenses)
6	Specified Denominations:		HUF 1,000,000 and HUF 10,000,000
7	(i) Issue Date:		23 July 2004
	(ii) Interest Commencement Date		5 February 2004
8	Maturity Date:		5 February 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		9.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	5 February in each year commencing on 5 February 2005 and ending on the Maturity

	(iii)	Fixed Coupon Amounts:	HUF 90,000 on each denomination of HUF 1,000,000; HUF 900,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 1 September 2004 upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and Budapest
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

	Managers:	Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Deutsche Bank AG London, KBC Bank NV, DZ Bank AG **Deutsche Zentral-Genossenschaftsbank, Frankfurt am main**
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealer's Commission:	1.1875 % Selling Commission 0.1875 % Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

			and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom. Hungary Each of the Managers has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell and deliver, any notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	ISIN Code:	XS0184369733
	(ii)	Temporary ISIN Code:	XS0197091324
40	(i)	Common Code:	18436973
	(ii)	Temporary Common Code:	19709132

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003775 , producing a sum of (for Notes not denominated in Euro):	Euro 24,537,500
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Effective yield at Issue Price:	Not Applicable
46	Date of Pricing Supplement:	21 July 2004
47	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:



By: ________________

Duly authorised

nv


SEC MAIL
PROCESSING
RECEIVED
SEP 15 2004
WASH. D.C.
185
SECTION

EXECUTION VERSION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1005A
TRANCHE NO: 4
EUR 10,000,000 Periodic Capped Floating Rate Notes due 2009

(to be consolidated and form a single series with the EUR 50,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/1) issued on 5 April 2004 , the EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/2) issued on 28 April 2004 and with the EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009 (Series 1005A/3) issued on 28 May 2004)

Issue Price: 100.00 per cent. plus accrued interest from, and including, 5 April 2004 to, but excluding, 17 August 2004

MORGAN STANLEY

The date of this Pricing Supplement is 13 August 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1005A (to be consolidated and form a single series with the EUR 50,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/1) issued on 5 April 2004, the EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/2) issued on 28 April 2004 and with the EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009 (Series 1005A/3) issued on 28 May 2004)
	(ii) Tranche Number:	4
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 110,000,000
	(ii) Tranche:	EUR 10,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus accrued interest from, and including, 5 April 2004 to, but excluding, 17 August 2004
	(ii) Net proceeds:	EUR 10,090,673.00
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	17 August 2004
	(ii) Interest Commencement Date:	5 April 2004
8	Maturity Date:	5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (see item 18 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Beginning on (and including) 5 April 2004 and ending on (but excluding) 5 October 2004 and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date
	(ii)	Specified Interest Payment Dates:	5 April and 5 October in each year commencing on 5 October 2004 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	
	-	Relevant Time:	11:00 a.m. (Brussels time)
	-	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Period
	-	Primary Source for Floating Rate:	Moneyline Telerate Page 248
	-	Benchmark:	6 month EURIBOR
	-	Relevant Financial Centre:	Euro-zone
	-	Effective Date:	First day of each Interest Period
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	+ 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable

	(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:	Not Applicable
38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0189726465
	(ii) Temporary ISIN Code:	XS0199006221
40	(i) Common Code:	018972646
	(ii) Temporary Common Code:	019900622
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	13 August 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised




PROCESSING
RECEIVED
SEC MAIL
SEP 1 5 2004
SECTION
185
WASH., D.C.

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 1106A
TRANCHE NO: 1**

**USD 20,000,000 Floating to Fixed Rate Callable Notes
due 25 August 2014**

Issue Price: 100.00 per cent.

NIKKO CITIGROUP

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan related activities. Citigroup Global Markets Limited is authorised to conduct Japan related business under the name Nikko Citigroup.

The date of this Pricing Supplement is 23 August 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular 7 October, 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i)	Series Number:	1106A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("USD").
4.	Aggregate Nominal Amount		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000.
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
	(ii)	Net Proceeds	USD 20,000,000
6.	Specified Denominations:		USD 1,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.	Issue Date:		25 August 2004.
8.	Maturity Date:		25 August 2014, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No.
10.	Interest Basis:		Floating Rate / Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:		Redemption at par.
12.	Change of Interest or Redemption/ Payment Basis:		Floating Rate for the period, from and including, the Issue Date to, but excluding, 25 August 2006. Thereafter Fixed Rate for the period from, and including 25 August

		2006 to, but excluding, the Maturity Date.
13.	Put/Call Options:	Call (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable for the period from and including 25 August 2006 to, but excluding the Maturity Date.
	(i) Rate of Interest:	6.50 per cent. per annum, payable annually in arrear.
	(ii) Interest Payment Date(s):	25 August in each year, from and including 25 August 2007 to and including the Maturity Date, subject to adjustment, for payment only, in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London, Tokyo and New York.
	(iii) Fixed Coupon Amounts:	USD 65,000 per USD 1,000,000 Specified Denomination.
	(iv) Broken Amount:	Not applicable.
	(v) Day Count Fraction (Condition 1(a)):	30E/360 (unadjusted).
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
18.	**Floating Rate Provisions**:	Applicable for the period from and including the Issue Date to, but excluding, 25 August 2006. For the avoidance of doubt, the start of Interest Period commencing on 25 August 2006 shall not be adjusted.
	(i) Interest Period(s)	3 months
	(ii) Specified Interest Payment	25 February, 25 May, 25 August and 25

	Dates:	November in each year, commencing 25 November 2004 with the final Interest Payment Date on 25 August 2006.
(iii)	Business Day Convention:	Modified Following Business Day Convention.
(iv)	Additional Business Centre(s) (Condition 1(a)):	London, Tokyo and New York
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination.
(vi)	Interest Period Date(s):	Not Applicable.
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable.
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable.
(ix)	ISDA Determination (Condition 1(a)):	Applicable.
-	Floating Rate Option:	USD-LIBOR-BBA
-	Designated Maturity:	3 months
-	Reset Date:	The first day of each Interest Period
-	ISDA Definitions (if different from those set out in the Conditions)	Not Applicable.
(x)	Margin(s):	plus 0.51 per cent. per annum
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum.
(xii)	Maximum Rate of Interest:	Not Applicable.
(xiii)	Day Count Fraction (Condition 1(a)):	actual/360 (adjusted).
(xiv)	Rate Multiplier:	Not Applicable.
(xv)	Fall back provisions, rounding	As per the 2000 ISDA Definitions for USD-

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	LIBOR-Reference Banks.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
(i)	Optional Redemption Date(s):	25 August 2006, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	USD 1,000,000 per Note of USD 1,000,000 specified denomination.
(iii)	If redeemable in part:	Not Applicable.
(iv)	Option Exercise Date(s):	Not Applicable.
(v)	Description of any other Issuer's option:	Not Applicable.
(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 London, Tokyo and New York Business Days prior to the Optional Redemption Date.
23.	**Put Option**	Not applicable.
24.	**Final Redemption Amount**	USD 1,000,000 per Note of USD 1,000,000 specified denomination.
25.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Business Centres will be London, Tokyo and New York.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising	Not Applicable.

the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:

30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited
36.	Additional selling restrictions:	Not Applicable.
37.	Cost of Issue	Not Applicable.
38.	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0199018317

40.	Common Code:	019901831
41.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable.
42.	Delivery:	Delivery against payment.
43.	The Agents appointed in respect of the Notes are:	Fiscal, Paying Agent and Calculation Agent: Deutsche Bank AG, London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.809783 producing a sum of (for Notes not denominated in Euro):	Euro 16,195,660.
46.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
47.	Effective yield at Issue Price:	Not Applicable.
48.	Date of Pricing Supplement:	23 August 2004
49.	Date of Base Offering Circular:	7 October 2003.

Signed on behalf of the Issuer:



By:..............................

Duly Authorised

nv


SEC MAIL PROCESSING
RECEIVED
SEP 1 5 2004
WASH, D.C. 185 SECTION

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1082A
TRANCHE NO: 1
USD 42,000,000 Floating Rate Notes due January 2010

Issue Price: 100.00 per cent.

Lehman Brothers International (Europe)

The date of this Pricing Supplement is 30 June 2004.

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the 'Offering Circular') dated 7 October 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1082A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 42,000,000
	(ii) Tranche:	USD 42,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 100,000
7.	Issue Date:	2 July 2004
8.	Maturity Date:	6 January 2010
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Floating Rate
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s)	Six (6) months, from and including the Issue Date to but excluding the first Specified Interest Payment Date and each period thereafter from and including a Specified Interest Payment Date to but excluding the immediately following Specified Interest Payment Date
(ii)	Specified Interest Payment Dates:	6 January and 6 July in each year, from and including 6 January 2005 to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a))	Hong Kong and London
(v)	Manner in which the Rate(s) of Interest is / are to be determined	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a))	
	- Relevant Time	11:00 a.m., London time
	- Interest Determination Date:	Second London Business Day prior to the first day of each Interest Period
	- Primary Source for Floating Rate:	Telerate Page 3750
	- Reference Banks (if Primary Source is 'Reference Bank'):	Not Applicabie
	- Relevant Financial Centre;	London
	- Benchmark:	USD-LIBOR-BBA
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6 months

(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s)	- (minus) 0.06 per cent. per annum
(xi)	Minimum Rate of Interest	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
(xiv)	Rate Multiplier	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	USD 100,000 per Note of USD 100,000 specified denomination
25.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Hong Kong and New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable
35.	If non-syndicated, name of the Dealer:	Lehman Brothers International (Europe)
36.	Additional selling restrictions:	Not Applicable
37.	Costs of Issue:	Not Applicable
38.	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

40.	ISIN Code:	XS0195831804
41.	Common Code:	019583180
42.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
43.	Delivery:	Delivery against payment
44.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.824176, producing a sum of (for Notes not denominated in Euro):	Euro 34,615,392
46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	30 June 2004
49.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. :

By: 
Duly authorised


PROCESSING
RECEIVED
SEC MAIL
SEP 15 2004
SECTION
185
WASH., D.C.

nv

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1096A
TRANCHE NO: 1
USD 20,000,000 Callable Corridor Notes due 2008

Issue Price: 100.00 per cent

SG Corporate & Investment Banking

The date of this Pricing Supplement is July 28, 2004.

This Pricing Supplement, under which the Notes described herein (the **"Notes"**) are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the **"Offering Circular"**) dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find an additional selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1096A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 20,000,000
	(ii) Tranche:	USD 20,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 20,000,000
6	Specified Denominations:	USD 10,000
7	Issue Date:	July 30, 2004
8	Maturity Date:	July 30, 2008, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Index Linked Interest
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable

(i)	Index/Formula:	See attached Schedule A
(ii)	Calculation Agent responsible for calculating the interest due:	Société Générale Tour Société Générale 17, Cours Valmy 92987 Paris –La Défense Cedex.
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See attached Schedule A
(iv)	Interest Period(s)	See attached Schedule A
(v)	Specified Interest Payment Dates:	January 30 and July 30 in each year from and including January 30, 2005 to and including the Maturity Date, all subject to adjustment in accordance with the Business Day Convention specified in paragraph (vi) below.
(vi)	Business Day Convention:	Modified Following Business Day Convention
(vii)	Additional Business Centre(s) (Condition 1(a)):	London
(viii)	Minimum Rate of Interest:	Not Applicable
(ix)	Maximum Rate of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 1(a)):	30/360 (adjusted)

21 Dual Currency Note Provisions — Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option — Applicable

(i)	Optional Redemption Date(s):	On each Interest Payment Date (as defined in paragraph 20(v)) from and including the Interest Payment Date falling in or nearest to January 30, 2005 to and including the Interest Payment Date falling in or nearest to January 30, 2008.

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than 5 Business Days prior to the relevant Optional Redemption Date. For the purpose of the delivery of the notice, Business Day means a day other than a Saturday or a Sunday on which commercial banks are open for business in London.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		USD 10,000 per Note of USD 10,000 Specified Denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent, in its reasonable discretion, to be the amount representing the fair market value of the Notes which, on the due date for the redemption of the Note, shall have the effect - after taking into account in the case of redemption for taxation reasons the costs of unwinding any hedging arrangements entered into in respect of the Notes - of preserving for the Noteholders the economic equivalent of the obligation of the Issuer to make the payments in respect of the Notes which would, but for such redemption for taxation reasons or on event of default, have fallen due after the relevant early redemption date.

		For the avoidance of doubt, and notwithstanding Condition 7(b)(ii) and the first paragraph of Condition 11, the Early Redemption Amount, as determined by the Calculation Agent in accordance with this paragraph, shall include any accrued interest to (but excluding) such early redemption date, and therefore, apart from the Early Redemption Amount, no interest, accrued or otherwise, or any other amount whatsoever will be payable by the Issuer in respect of such redemption.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	• So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. • The attached Schedule A

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Société Générale
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0196163983
40	Common Code:	19616398
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Deutsche Bank Luxembourg S.A 2 Boulevard Konrad Adenauer L-1115 Luxembourg Banque Générale du Luxembourg S.A. 50 Avenue John F. Kennedy L-2951 Luxembourg

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.818681, producing a sum of (for Notes not denominated in Euro):	Euro 16,373,620
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	July 28, 2004
49	Date of Base Offering Circular:	October 7, 2003

Signed on behalf of the Issuer:

By: ____________________

Duly authorised



Schedule A

(This Schedule forms part of the Pricing Supplement to which it is attached)

Interest Amounts determination

Formula:

For each Interest Period$_{(i)}$, the Rate of Interest (expressed as a rate per annum) will be determined by the Calculation Agent in accordance with the following formula:

$$(\text{USD LIBOR 6M} + 1.75\%) \times \frac{n_i}{N_i} + r_i \times \frac{N_i - n_i}{N_i}$$

and the Interest Amount payable in respect of each Note on the relevant Interest Payment Date (as defined in paragraph 20(v) above) will be obtained by multiplying such rate by the Nominal Amount of each Note and the Day Count Fraction (as defined in paragraph 20(x) above).

where:

"Nominal Amount" means the nominal amount of one Note (i.e. USD 10,000 per Note of USD 10,000 Specified Denomination).

"USD LIBOR 6M" means, in respect of an Interest Period$_{(i)}$, the 6 months USD-LIBOR rate of the British Bankers Association being the rate for deposits in USD which is defined under, and shall be determined by the Calculation Agent, in accordance with the Floating Rate Option "USD-LIBOR-BBA" (as defined in the ISDA Definitions) for a period of 6 months (Designated Maturity) and with a Reset Date being the first day of such Interest Period$_{(i)}$.

"n_i" means the number of calendar day in an Interest Period$_{(i)}$ on which the Index has been comprised within the relevant Range$_{(i)}$, as determined by the Calculation Agent.

"N_i" means the total number of calendar days within an Interest Period$_{(i)}$.

"r_i" means such rate per annum relating to the Interest Period$_{(i)}$ as set out in the table below:

Interest Period$_{(i)}$	r_i
From the 1st period (i=1) to and including the 2nd period (i=2)	1.25%
From the 3rd period (i=3) to and including the 4th period (i=4)	1.75%
From the 5th period (i=5) to and including the 6th period (i=6)	2.00%
From the 7th period (i=7) to and including the 8th period (i=8)	2.25%

Additional definitions:

"Business Day" means for the purpose of the definition of Index a day (other than a Saturday or a Sunday) on which commercial banks are open for business (including dealings in foreign exchange and deposit in USD) in London.

"Index" means, in respect of any calendar day of an Interest Period$_{(i)}$, the rate for deposits in USD which is defined for such day under the Floating Rate Option "USD-LIBOR-BBA" (as defined in the ISDA Definitions) for a period of 6 months (Designated Maturity) (without Reference to a Reset Date), except that the screen page for the Index will be the Reuters page LIBOR01 instead of Telerate Page 3750. For the purpose hereof (i) the value of the Index on any calendar day of a relevant Interest Period$_{(i)}$ which is not a Business Day shall be deemed to be such value ascribed to the Index on the first preceding Business Day and (ii) the value of the Index on each of the last three Business Days of any Interest Period$_{(i)}$ shall be deemed to be such value ascribed to the Index on the fourth Business Day preceding the Interest Payment Date relating to such Interest Period$_{(i)}$.

"Interest Period$_{(i)}$" means any period between the Issue Date (included) and the first Interest Payment Date (excluded) and thereafter between two successive Interest Payment Dates (the first one included and the second one excluded). "i" ranks 1 for the first Interest Period, 2 for the second Interest Period ... and 8 for the last Interest Period.

"ISDA Definitions" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc.

"Range$_{(i)}$" means such range relating to the Interest Period$_{(i)}$ as set out in the table below:

Interest Period$_{(i)}$	**Range$_{(i)}$***
From the 1st period (i=1) to and including the 2nd period (i=2)	0.00 per cent. to 3.50 per cent.
From the 3rd period (i=3) to and including the 4th period (i=4)	0.00 per cent. to 4.50 per cent.
From the 5th period (i=5) to and including the 6th period (i=6)	0.00 per cent. to 5.50 per cent.
From the 7th period (i=7) to and including the 8th period (i=8)	0.00 per cent. to 6.50 per cent.

**lower and upper limits included*


PROCESSING
RECEIVED
SEC MAIL
SEP 1 5 2004
SECTION
185
WASH., D.C.

Execution Version

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and

Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND)

SERIES NO: 1097A

TRANCHE NO: 1

AUD 70,000,000 Floating Rate Notes due 4 August 2011

Issue Price: 100.00 per cent.

LEHMAN BROTHERS

The date of this Pricing Supplement is 3 August 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2003.

1.	(i) Issuer:	Rabo Australia Limited
	(ii) Guarantor	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1097A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Australian Dollar ("**AUD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	AUD70,000,000
	(ii) Tranche:	AUD70,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	AUD10,000
7.	Issue Date:	4 August 2004
8.	Maturity Date:	4 August 2011, subject to adjustment in accordance with the Modified Following Business Day Convention (as described in Condition 6(b)(ii)(C))
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Floating Rate Interest (further particulars specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s)	Quarterly in arrear
(ii)	Specified Interest Payment Dates:	Interest Payment Dates shall be 4 February, 4 May, 4 August and 4 November in each year from and including 4 November 2004 to and including the Maturity Date, with each such date being subject to adjustment in accordance with the Business Day Convention specified below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable. See Paragraph 18(xv)
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As specified in paragraph 18(i) above
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	
	Relevant Time:	10.10 a.m. Sydney time
	Interest Determination Date:	The first day of each Interest Accrual Period
	Primary Source for Floating Rate:	Reuters Screen BBSW Page
	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	Relevant Financial Centre:	Sydney
	Benchmark:	AUD-BBR-BBSW
	Representative Amount:	Not Applicable
	Effective Date:	Not Applicable
	Specified Duration:	3 months
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+0.01 per cent. per annum
(xi)	Minimum Rate of Interest:	Zero
(xii)	Maximum Rate of Interest:	Not Applicable

(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The definition of Business Day in Condition 1(a) shall be amended to read: "Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Sydney and London

19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	AUD10,000 per Note of AUD10,000 Specified Denomination
25.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and Sydney
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable
35.	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)

36.	Additional selling restrictions:	In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan. The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with"
37.	Costs of Issue:	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code.	XS0196267172
40.	Common Code:	019626717
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Générale du Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.582031, producing a sum of (for Notes not denominated in Euro):	Euro 40,742,170

46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price	Not Applicable
48.	Date of Pricing Supplement:	3 August 2004
49.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

Signed on behalf of the Guarantor:

By: 

Duly authorised

36.	Additional selling restrictions:	In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan. The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with"
37.	Costs of Issue:	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0196267172
40.	Common Code:	019626717
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Générale du Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.582031, producing a sum of (for Notes not denominated in Euro):	Euro 40,742,170

46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price	Not Applicable
48.	Date of Pricing Supplement:	3 August 2004
49.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

Signed on behalf of the Guarantor:

By: 

Duly authorised

nu

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 25
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 965,000
	(i)	Series:	EUR 965,000
	(ii)	Tranche:	EUR 965,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 954,385
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	18 August 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		18 August 2008
9.	Interest Basis:		2.85 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.85 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 August in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 28.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	18 August in each year, commencing on 18 August 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18. **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the

	deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
(ii) Stabilising Manager (if any):	Deutsche Bank AG London
(iii) Dealer's Commission:	1.10 per cent.
24. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25. ISIN Code:	XS0198652074
26. Common Code:	019865207
27. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DBF7
28. Delivery:	Delivery against payment
29. The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30. The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii) Numbering and letters:	Not Applicable
(iii) Whether CF-Form Notes will be issued:	No
(iv) Numbering and letters of CF-Form Notes:	Not Applicable
(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 954,385
(vi) Amsterdam Listing Agent:	Rabobank Nederland
(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

(viii) Notices: In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer: The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34. Effective yield at Issue Price of 100%: 2.85 per cent. per annum

35. Subscription period: 9 August 2004 to 13 August 2004

36.	Date of Pricing Supplement:	16 August 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:	Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	9 August 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.


PROCESSING
RECEIVED
SEP 1 5 2004
SEC MAIL
SECTION
185
WASH., D.C.

nv

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 26
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 426,000
	(i)	Series:	EUR 426,000
	(ii)	Tranche:	EUR 426,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 421,314
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	25 August 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		26 August 2008
9.	Interest Basis:		2.80 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	26 August in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 28.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 26 August 2005, EUR 28.08 per EUR 1,000 in nominal amount of Notes.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	26 August in each year, commencing on 26 August 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**	Nominal Amount
18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0199145342
26.	Common Code:	019914534
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DBRN
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 421,314

(vi) Amsterdam Listing Agent: Rabobank Nederland

(vii) Amsterdam Paying Agent: Rabo Securities N.V.

(viii) Notices: In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer: The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34.	Effective yield at Issue Price of 100%:	per cent., per annum
35.	Subscription period:	16 August 2004 to 20 August 2004
36.	Date of Pricing Supplement:	23 August 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 13 August 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP